[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

June 23, 2014

VIA EDGAR AND COURIER

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Pfenex Inc.
Registration Statement on Form S-1
Filed June 5, 2014
File No. 333-196539

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 18, 2014, to Bertrand C. Liang, Chief Executive Officer of Pfenex Inc. (the “Company”), regarding the Registration Statement on Form S-1, File No. 333-196539 (the “Registration Statement”), filed by the Company on June 5, 2014.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement, responding to the Staff’s comments.

Prospectus Summary

Pfenex Inc., page 2

1. We note your response to our prior Comment 6. However, we do not believe that your response has satisfied our concerns with the pipeline table that appears on pages 3 and 83. To prevent potential investor confusion, please remove from this table the column referring to global sales.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 84 and 85 to remove the column referencing global sales.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 23, 2014

2. We note your response to our prior Comment 7. However, we do not believe that your response has satisfied our concerns with the pipeline table that appears on pages 3 and 83. Please expand the chart to include the related indication for each product candidate for which an indication is not currently provided. Additionally, please remove from the pipeline chart the products with a status described as formulation development, process development, or entering process development since the designation as a product candidate appears to be premature.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 84 and 85 to add indications for each product candidate. Additionally, the Company has removed products with a status of “formulation development,” “process development,” and “entering process development” from the product candidate table and included them in a separate table.

Use of Proceeds, page 56

3. Please use a separate bullet format presentation for the amount of proceeds you will allocate to each of PF 582, PF 530, and research and development of your other product candidates, respectively, and working capital, capital expenditures and other general corporate purposes collectively.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 79 and 80 to clarify the amount of proceeds the Company expects to allocate to each of the uses indicated in the Staff’s comment. Additionally, the Company has revised the presentation format to include separate bullets for each of the categories indicated in the Staff’s comment.

4. We note your response to our prior Comment 10. Please provide more specific estimates of how far you expect the offering proceeds will enable you to advance each of your clinical programs. For example, please state whether you expect the proceeds allocated toward clinical development of PF582 to last through completion of your planned Phase 3 trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 79 and 80 to clarify how far the Company expects the offering proceeds will enable the Company to advance in its clinical programs for PF 582 and PF 530.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 23, 2014

5. We note that Strides Arcolab is responsible for development expenses of PF 530 up to Phase 3. Please expand the discussion to clarify that Phase 1 development for PF 530 has not started.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 79 and 80 to clarify that Phase 1 development for PF 530 has not started.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel R. Koeppen
Daniel R. Koeppen

cc:	Bertrand C. Liang, Pfenex Inc.
Christopher D. Lueking, Latham & Watkins
Judah Rodgon, Latham & Watkins